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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-229808
March 18, 2019

UP FINTECH HOLDING LIMITED

        UP Fintech Holding Limited, or our company, has filed a registration statement on Form F-1 or the Registration Statement, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting (1) Citigroup Global Markets Inc. by calling +1-800-831-9146; (2) Deutsche Bank Securities Inc. by emailing at prospectus.cbdg@db.com, or by calling +1-800-503-4611; (3) AMTD Global Markets Limited by emailing at project.trillion@amtdglobalmarkets.com; (4) China Merchants Securities (HK) Co., Limited by emailing at projecttrillion@cmschina.com.hk; and (5) Top Capital Partners Limited by emailing at securities@tigerfintech.com. You may also access our company's most recent prospectus dated March 18, 2019, which is included in Amendment No. 2 to our company's registration statement on Form F-1, as filed with the SEC on March 18, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at:

        https://www.sec.gov/Archives/edgar/data/1756699/000104746919001342/a2238021zf-1a.htm

        This free writing prospectus reflects the following amendments made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

FRONT PAGE

1.     Amend the Calculation of Registration Fee table as follows:

Title of each class of securities to be registered(2)(3)	Amount to be registered(1)(2)	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(4)

Class A Ordinary Shares, par value US$0.00001 per share	224,250,000	US$0.47	US$105,397,500	US$12,774.18

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)
Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-333-230186). Each American depositary share represents 15 Class A ordinary shares.

(4)
Previously paid.

RISK FACTORS

2.     Amend the following on pages 57 and 58:

If the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering and the Concurrent Private Placement. Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to our issuance and sale of 13,000,000 ADSs in this offering and the issuance and sale of 14,677,419 Class A ordinary shares through the Concurrent Private Placement, both at an assumed initial public offering price of US$6.00 per ADS, the midpoint of the estimated public offering price range set forth on the front cover page of this prospectus, and the automatic conversion of all preferred shares into Class A ordinary shares upon the completion of this offering, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$6.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), new investors in ADSs in this offering would be diluted by US$4.75, or 79.2%. This number is determined by subtracting net tangible book value of US$1.25 per ADS, after giving effect to the net proceeds we will receive from this offering and the Concurrent Private Placement, from the assumed initial public offering price of US$6.00 per ADS, which is the midpoint of the estimated initial public offering price range per ADS set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering and the Concurrent Private Placement.

DILUTION

3.     Amend the first two paragraphs on page 69 as follows:

        Our net tangible book value as of December 31, 2018 was approximately US$0.16 per ordinary share and US$2.46 per ADS. Net tangible book value per ordinary share represents the amount of total consolidated tangible assets (which is calculated by subtracting intangible assets and deferred tax assets from our total consolidated assets) minus the amount of total consolidated liabilities divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares on a one-for-one basis and subject to anti-dilution adjustments set forth in the shareholders agreement. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to (i) our issuance and sale of 13,000,000 ADSs in this offering and the issuance and sale of 14,677,419 Class A ordinary shares through the Concurrent Private Placement, both calculated based on an assumed initial public offering price of US$6.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus, and (ii) the automatic conversion of all preferred shares into 1,231,662,432 Class A ordinary shares upon the completion of this offering, after taking into account the anti-dilution adjustments based on the assumed initial public offering price of US$6.00 per ADS, the midpoint of the estimated offering price range shown on the front cover page of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$0.08 per outstanding ordinary share, including ordinary shares underlying our outstanding

ADSs, or US$1.25 per ADS. This represents an immediate decrease in net tangible book value of US$0.08 per ordinary share, or US$1.21 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.32 per ordinary share, or US$4.75 per ADS, to purchasers of ADSs in this offering and the Concurrent Private Placement. The following table illustrates such dilution:

Assumed initial public offering price per share	US$	0.40
Net tangible book value per share as of December 31, 2018	US$	0.16
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our outstanding preferred shares	US$	0.05
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of our outstanding preferred shares, this offering and the Concurrent Private Placement	US$	0.08
Amount of dilution in net tangible book value per ordinary share to new investors in the offering and the Concurrent Private Placement	US$	0.32
Amount of dilution in net tangible book value per ADS to new investors in the offering and the Concurrent Private Placement	US$	4.75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4.     Add the following on pages 92 and 93:

Convertible redeemable preferred shares

        The convertible redeemable preferred shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside our control. The holders of the redeemable convertible preferred shares have the ability to convert the instrument into our ordinary shares at any time.

        The convertible redeemable preferred shares (other than the Series Angel preferred shares) will become redeemable solely based on the passage of time should a qualified initial public offering (as defined in the respective investment agreements), or Qualified IPO, not occur. In determining whether to recognize changes in the redemption value over the period from the date of issuance to the earliest redemption date set forth in the respective investment agreements of such preferred shares, we have considered the following factors: (i) the redemption of the preferred shares is not currently probable given the fact that the majority of the preferred shareholders consented to the pursuit of the initial public offering plan; (ii) there are sufficient time between the balance sheet date and the redemption date that allows us to complete a Qualified IPO; and (iii) based on our operational performance and growth of the equity valuation indicated by each round of financing, it is probable that we can raise proceeds from the initial public offering at a valuation meeting the threshold requirement. Accordingly, no accretion is recognized at the redemption value over the redemption period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

5.     Add the following on pages F-39 and F-40:

Matters requiring approval of preferred shareholders

        The Group companies shall not take any of the following actions before the Qualified IPO without, in addition to any other authorizations or approvals required by Applicable Laws and the memorandum and articles of association, the prior written approval of (i) the majority of the ordinary shares held by the preferred shareholders (on an as-converted basis), or the majority preferred shareholders, and (ii) the majority of the ordinary shares held by the founding parties (on an as-converted basis), or the majority founding parties:

          (a)   any amendment to the memorandum and articles of any Group companies (except matters concerning Qualified Follow-up Financing of the Company);

          (b)   any increase, decrease, cancellation, or alteration of the authorized share capital of any Group companies (except matters concerning Qualified Follow-up Financing of the Company);

          (c)   any merger, split, reorganization or consolidation involving the Company (whether or not the Company is the surviving corporation); and

          (d)   any form of follow-up financing of the Group companies (either equity financing or debt financing), including determination of any terms and conditions of such financing and selection of investors (except matters concerning Qualified Follow-up Financing of the Company).

Qualified Follow-up Financing

        Qualified Follow-up Financing is defined as any follow-up financing by the Company with the pre-money valuation of no less than certain amount and the financing amount of not less than required threshold set forth in the investment agreements.

Qualified IPO

        Qualified IPO is defined as an initial public offering on a qualified exchange at the pre-money valuation and with the financing amount of not less than certain amounts except otherwise agreed by the majority founding parties and the majority preferred shareholders.

        The Group determined the redemption of the preferred shares was not currently probable at each of the periods presented considering the majority preferred shareholders consented to the pursuit of the initial public offering plan, the time period until the redemption date, the Group's operational performance, growth of the equity valuation indicated by each round of financing and the Group's ability to raise follow-up financing at the pre-money valuation with the financing amounts exceeding the relevant threshold. As such, the subsequent measurement at the redemption value is not presented in its consolidated financial statements.

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UP FINTECH HOLDING LIMITED